

Mail Stop 6010

August 26, 2008

Mr. Yuval Ruhama
Chief Financial Officer
Metalink LTD
Yakum Business Park
Yakum 60972, Israel

RE: **Metalink LTD**
        Form 20-F for the fiscal year ended December 31, 2007
        Filed June 30, 2008

Dear Mr. Ruhama:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Angela J. Crane
                                Accounting Branch Chief